

Mail Stop 3720

August 31, 2009

Ms. Ann M. Sardini
Chief Financial Officer
Weight Watchers International, Inc.
11 Madison Avenue, 17th Floor
New York, NY 10010

> **Re: Weight Watchers International, Inc.**
> **Form 10-K for the Fiscal Year Ended January 3, 2009**
> **Filed March 4, 2009**
>
> **Forms 10-Q for the Quarterly Periods Ended April 4 and July 4, 2009**
> **File No. 1-16769**

Dear Ms. Sardini:

        We have reviewed your supplemental response letter dated August 6, 2009 as well as your filings and have the following comments. As noted in our comment letter dated July 9, 2009, we have limited our review to only the issues addressed in our comments.

Form 10-K for the Year Ended January 3, 2009

Goodwill and Other Indefinite-lived Intangibles, page 35

1.   We note your response to comment one in our letter dated July 9, 2009. Please provide us the total carrying amounts of the franchise rights acquired both for rights that are perpetual and for rights that are for a specified period of time as of January 3, 2009 and July 4, 2009. For the franchise rights reacquired, tell us whether any provision in the agreements allows either party to modify the term of the agreement either by negotiation or otherwise. If so, tell us the nature of the modification(s). For rights that are for a specified period of time, tell us the original term, the terms of any renewal provisions and how you considered paragraph 61 of SFAS 141(R) at the time of adoption.

2.   We note your response to comment two in our letter dated July 9, 2009. Please respond to the following:

   a.   Addressing EITF D-108, describe the method you used to isolate the cash flows associated with the franchise rights reacquired intangible asset. Tell us if you used a hypothetical build-up or start-up method. If you used another method, tell us the method used and it was used instead of the hypothetical build-up or start-up method.

   b.   Tell us how you applied the guidance in EITF Issue No. 02-7 to determine that the unit of accounting for each franchise right acquired is the country corresponding to the acquired franchise territory.

   c.   Tell us in detail and disclose how the discount rate was determined showing how you utilized the following from your response: risk-free rate of return on long-term Treasury securities, market risk premiums and entity specific factors. We note that the discount rate averaged approximately 10% in 2007 and at your interim at the end of the second quarter of 2009 averaged approximately 11% but only averaged approximately 5% for 2008. Tell us the results of your impairment testing for 2008 using the discount rates that were used for 2007 and interim 2009. Tell us why the discount rate declined for 2008.

   d.   Tell us how the growth rates used for each period presented correspond to historical growth rates.

   e.   Tell us your consideration of the guidance in FSP 142-3.

Notes to Consolidated Financial Statements

Note 15. Segment and Geographical Data, page F-24

3.   We note your response to comment seven in our letter dated July 9, 2009 and the information presented to your chief operating decision maker. It appears that the following are each separate segments under SFAS 131: NACO including Canada, United Kingdom, Continental Europe, Australia/New Zealand/Hong Kong, Australia/New Zealand, Australia, Germany, France, Netherlands, Sweden, Switzerland, Belgium, Spain, Finland and Denmark; and each ww.com for NACO including Canada, United Kingdom, Continental Europe, Australia/New Zealand, Germany, France and Netherlands. We believe that each of these regions constitute an operating segment as discrete financial information is presented to your chief operating decision maker. We note that this information contains many performance metrics with which the chief operating decision maker can

make decisions about resources to be allocated and assess performance as noted in your response.

Since you believe all of the above operating segments can be aggregated under paragraph 17 of SFAS 131, please provide us with a more detailed analysis and financial information for all periods presented in your filing to support your statement. Include in your analysis the historical and projected revenues, gross profits, gross profit margin percentages, operating income, operating income percentages along with any other information you believe would be useful for each of your operating segments to help us understand how these operations are economically similar. Please also address any differences in the trends these financial indicators depict (e.g. if margin is decreasing for one operation and increasing for another). In addition, tell us in more detail how you concluded that the key performance indicators and/or trends were within a reasonable range for aggregation.

Similarly, if you believe any of these operating segments are not required to be reported separately under paragraphs 18 – 21 of SFAS 131, please provide us an analysis to support your position.

4.   Since it appears that your regions and the www.com regions are each separate operating segments, please tell us whether each region or one level below a region (component) is the reporting unit. If a region is the reporting unit, tell us how you concluded that a region and not a component(s) of a region is the reporting unit. Your response should address paragraph 30 of SFAS 142 and EITF D-101.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response.You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director